A++
8-3-2004



04016662

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
hours per response . . . 12.00

7-300
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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-38486
8-65228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____11/01/02_____ AND ENDING _____10/31/03_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Options LLC

JUL 3 0 2004

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, 6th Floor
                                                (No. and Street)

Chicago _____ Illinois _____ 60604
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phil Pliskin   (312) 244-2227
                                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                      (Name – if individual, state last, first, middle name)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 03 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Phil Pliskin affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of TD Options LLC (the Company) as of October 31, 2003, is true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Phil Pliskin
Chief Operating Officer

Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- ( ) (c) Statement of Operations
- ( ) (d) Statement of Cash Flows
- ( ) (e) Statement of Changes in Members' Equity
- ( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

- ( ) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ( ) (l) An Oath or Affirmation
- ( ) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

TD Options LLC

October 31, 2003
with Report of Independent Auditors

TD Options LLC

Statement of Financial Condition

October 31, 2003

Contents

Report of Independent Auditors

The Members
TD Options LLC

We have audited the accompanying statement of financial condition of TD Options LLC as of October 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Options LLC at October 31, 2003, in conformity with accounting principles generally accepted in the United Statesign

Ernst & Young LLP

Chicago, Illinois
December 10, 2003

1

TD Options LLC

Statement of Financial Condition

October 31, 2003

Assets

Cash	$ 337,533
Equity securities owned	770,861,456
Derivative contracts	759,875,683
Investment in broker-dealer	4,228,230
Receivable from clearing broker	528,628,368
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $10,109,961	3,428,233
Exchange memberships	1,700,500
Other assets	137,231
Total assets	$2,069,197,234

Liabilities and members' equity

Equity securities sold, not yet purchased	$1,315,042,058
Derivative contracts	610,149,610
Bank loans payable – Affiliates	42,650,252
Lease payable	3,974,166
Reserve for restructuring	2,446,801
Pension and postretirement benefit obligations	1,297,853
Accounts payable and other liabilities	9,380,577
Total liabilities	1,984,941,317
Subordinated borrowings – Affiliate	60,000,000
Members' equity	24,255,917
Total liabilities and members' equity	$2,069,197,234

See accompanying notes.

TD Options LLC

Notes to Statement of Financial Condition

October 31, 2003

1. Organization and Significant Accounting Policies

Nature of Operations

TD Options LLC (a Delaware limited liability company) (the Company) is a market maker/specialist buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. The Company is a broker-dealer registered under the Securities Exchange Act of 1934.

The Company was formed on January 17, 2002, in connection with the purchase of certain net assets of several broker-dealer entities by TD Equity Options, Inc. (TD Equity). The Company is a wholly owned subsidiary of TD Equity, which is an indirect, wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank). The Company commenced operations on March 1, 2002. The Company is economically and financially dependent on TD Equity and TD Bank.

The limited liability company operating agreement provides, among other things, that the Company's date of dissolution is dependent on certain events as described in the Amended and Restated Limited Liability Company Agreement, dated as of February 28, 2002 (the Agreement).

Equity is issued to members in the form of units of a particular unit class. At October 31, 2003, the outstanding classes were Class A, Class B-1, Class B-2, Class B-3, Class C, and Class D-1. Class A units carry all voting rights. TD Equity was the only Class A member as of October 31, 2003. Profits and losses are allocated among the different classes in accordance with the Agreement. As the Company was in a net loss position at October 31, 2003, and as prescribed by the Agreement, the loss was allocated only to the Class A member, TD Equity.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at market value. Market value is based on listed market prices. Equity securities sold, not yet purchased represent obligations to deliver specified

TD Options LLC

Notes to Statement of Financial Condition (continued)

1. Organization and Significant Accounting Policies (continued)

securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivatives traded include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices.

Receivable From and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

Investment in Broker-Dealer

Investment in broker-dealer consists of an investment in a registered broker-dealer trading securities and derivative financial instruments for its own account. This investment is carried at the Company's equity interest in the entity. The Company is contingently liable for the transactions of this broker-dealer in which the Company has an investment.

Fair Value of Financial Instruments

Equity securities owned, equity securities sold, not yet purchased, and derivative contracts are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include receivable clearing broker, bank loans payable, and subordinated borrowings.

4

TD Options LLC

Notes to Statement of Financial Condition (continued)

1. Organization and Significant Accounting Policies (continued)

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at October 31, 2003.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of taxable income.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Lease Payable

The lease payable is the market value of leases assumed at the date of commencement of operations and is amortized over the remaining terms of the leases.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and computer software are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their respective lease term or useful life using the straight-line method.

Qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized and amortized over the useful life of the developed software of three years. Costs incurred during the planning stage and operating or maintenance stage are expensed as incurred.

TD Options LLC

Notes to Statement of Financial Condition (continued)

2. Restructuring and Other Similar Costs

In April 2003, the Company announced a restructuring of its business. Volume and margin declines have had a significantly negative impact on the business. Consequently, it was determined that it was necessary to shift its strategy and focus solely on the equity options group centered in Chicago with operations in New York, resulting in the closure of the Philadelphia and San Francisco operations. As a result, the Company reviewed the value of goodwill assigned to its business and determined that an impairment in value existed and consequently a goodwill impairment charge was recognized in the statement of operations of $210,000. Additionally, the Company recognized a total of approximately $19.5 million of restructuring costs. Of the total, approximately $2.6 million relates to severance and employee support costs, approximately $525,000 relates to lease termination costs and other premises related expenses, approximately $1.1 million relates to redundant technology costs, and approximately $15.3 million relates to exchange membership lease termination costs and other expenses directly related to the restructuring. The $2.6 million in severance and employee support costs reflects the cost of eliminating approximately 81 positions at the Company. The Company expects the restructuring to be substantially complete by the end of fiscal year 2004.

At October 31, 2003, the total unutilized balance of restructuring costs of $2.4 million shown below is included in reserve for restructuring in the statement of financial condition.

	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of year	$ –	$ –	$ –	$ –	$ –
Restructuring costs arising during the year	2,593,014	524,607	1,127,274	15,286,895	19,531,790
Amount utilized during the year	(2,384,603)	(116,043)	(673,937)	(13,910,406)	(17,084,989)
Balance at end of year	$ 208,411	$408,564	$ 453,337	$ 1,376,489	$ 2,446,801

TD Options LLC

Notes to Statement of Financial Condition (continued)

3. Derivative Financial Instruments

The fair value of derivative contracts at October 31, 2003, consisted of the following:

	Assets	Liabilities
Options	$759,624,660	$581,750,034
Options on futures contracts	–	3,989,850
Futures contracts	251,023	24,409,726
	$759,875,683	$610,149,610

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its market-making and trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Notes to Statement of Financial Condition (continued)

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at October 31, 2003, consisted of the following:

Computer equipment and software	$ 7,182,146
Capitalized software costs	3,198,730
Leasehold improvements	3,041,475
Furniture	115,843
Less: Accumulated depreciation and amortization	(10,109,961)
	$ 3,428,233

5. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with and amounts receivable or payable from/to this broker.

6. Lines of Credit

The Company has unsecured lines of credit agreements with both TD Equity and Toronto Dominion Holdings (U.S.A.), Inc. (TD Holdings) (collectively, the Lenders). Both agreements are uncommitted lines of credit, subject to annual review and revocation by the Lenders. Under the agreements, the Company may borrow up to $50 million from TD Equity and $2 billion from TD Holdings. At October 31, 2003, the outstanding balances due to TD Equity and TD Holdings were approximately $40 million and $2 million, respectively. At October 31, 2003, the interest rate charged was 1.04% for both bank loans.

7. Subordinated Borrowings

The Company entered into a subordinated loan agreement with TD Holdings on March 1, 2002, for $35 million, which matures on May 1, 2005, and bears an interest rate of LIBOR plus 1/8 of 1%. On March 15, 2003, and subsequently amended on May 5, 2003, the Company entered into an additional revolving subordinated loan agreement with TD Holdings for amounts up to $100 million, which matures on February 28, 2008, and bears

TD Options LLC

Notes to Statement of Financial Condition (continued)

7. Subordinated Borrowings (continued)

an interest rate of LIBOR plus 1/8 of 1%. As at October 31, 2003, $25 million was drawn down against this agreement. Both subordinated loans qualify as equity in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan, which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

TD Bank provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

9. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. At October 31, 2003, minimum annual rental commitments, before such reimbursements and exclusive of additional payments, which may be required for certain rent increases and operating costs, were as follows:

	Occupancy Leases	Information Technology Leases	Total Commitments and Contingencies
Year ending October 31:			
2004	$3,246,254	$798,853	$ 4,045,107
2005	3,023,724	–	3,023,724
2006	2,768,210	–	2,768,210
2007	494,935	–	494,935
	$9,533,123	$798,853	$10,331,976

9

TD Options LLC

Notes to Statement of Financial Condition (continued)

10. Transactions With Affiliates

Edge Trading Systems LLC (Edge) provides technology support services to the Company. The expense allocated from Edge for these services for the year ended October 31, 2003, was $15,873,922. Included in this allocation are amounts paid by Edge for certain noncancelable equipment operating leases, under which the Company is the lessor. The future minimum annual lease commitments under these leases is $798,853 in 2004.

The Company has guaranteed a portion of a receivable in dispute from one of Edge's unrelated customers. In the event that this receivable is not recovered by Edge, the Company will pay to Edge, along with another affiliate, its proportionate share of such shortfall amount.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC) and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2003, the Company had net capital, as defined, of $11,667,767, which was $11,417,767 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.